UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated March 15, 2023 titled “Arcos Dorados Reports Fourth Quarter and Full Year 2022 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: March 15, 2023

Item 1

ARCO

4Q & Full Year

2022 Results

March 15, 2023

Drive Thru
McDonald's
McDonald's
PEDÍ
Y RETIRÁ
Pedí, nosotros te lo llevamos
McDelivery
Ofertas Especiales
McCafé

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS RECORD FOURTH QUARTER AND FULL YEAR 2022 FINANCIAL RESULTS

•	Total revenue[1] reached $1.0 billion for the first time in a single quarter and $3.6 billion for the full year 2022

•	Digital sales (Delivery, Self-order Kiosks and Mobile App) represented 44% of systemwide sales in the fourth quarter and 41% of systemwide sales in 2022

•	Consolidated Adjusted EBITDA¹ in US dollars reached new quarterly and full year records of $115.1 million and $390.1 million, respectively

•	Net Income¹ in the fourth quarter was $55.7 million, or $0.26 per share, and $144.8 million for the full year, or $0.69 per share, the highest in the Company’s history

•	Net Debt to Adjusted EBITDA remained at a healthy 1.0x at year-end 2022

•	The Board of Directors declared a cash dividend of $0.19 per share for 2023

Montevideo, Uruguay, March 15, 2023 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today reported unaudited results for the three months ended December 31, 2022, and audited results for the twelve months ended December 31, 2022.

Fourth Quarter 2022 Highlights – Excluding Venezuela

•	Systemwide comparable sales increased 35.7%, with sustained growth in all divisions.

•	Consolidated revenues totaled $1.0 billion, rising 30.3% in US dollars versus 2021.

•	Consolidated Adjusted EBITDA reached a new quarterly record of $115.1 million.

•	Consolidated Adjusted EBITDA rose 21.3% in US dollars, adjusting for the prior year’s notable items and the royalty rate increase in the fourth quarter of 2022.

•	Basic net income was $55.7 million, or $0.26 per share, compared to basic net income per share of $0.22 in the prior year quarter.

•	Net Debt to Adjusted EBITDA leverage ratio remained at a healthy 1.0x at year-end 2022.

¹Excluding the results of the Venezuelan operation except Balance Sheet and Debt Ratio information. For definitions, please refer to page 16 of this document.

Full Year 2022 Highlights – Excluding Venezuela

•	Systemwide comparable sales increased 39.4%, with strong growth throughout the year and across all divisions.

•	Consolidated revenues totaled $3.6 billion, rising 35.8% in US dollars versus 2021.

•	Consolidated Adjusted EBITDA reached $390.1 million, the Company’s highest-ever for a full year, up 41.8% versus the prior year.

•	Consolidated Adjusted EBITDA margin rose to 10.8% for the year, improving 40 basis points despite a challenging cost environment and the final step-up in the Company’s royalty rate.

•	Basic net income was a record $144.8 million, or $0.69 per share, compared to a basic net income per share of $0.24 in the prior year.

•	Gross restaurant openings reached 66 new units in 2022, including 59 free-standing units, with 40 gross openings in Brazil.

Message from Marcelo Rabach, Chief Executive Officer

We closed out Arcos Dorados’ best year ever with our best quarter ever thanks to disciplined execution of the Three D’s strategy, the best Brand in the QSR industry and the structural competitive advantage of our free-standing restaurant portfolio. We believe these factors, together with a commitment to continuous innovation, will drive financial outperformance for the foreseeable future. Our industry-leading Digital platform offers guests greater choices for how to enjoy the McDonald’s experience and the Brand’s connection with families remains at the core of its appeal. As a result, we are seeing very strong growth in on-premise sales, which represented 58% of sales during the fourth quarter 2022, even though off-premise sales growth remains very strong as well.

As guest habits changed over the last two years, we adapted to those changes and met our guests on their own terms. They responded with incredible sales growth, leading to market share gains across all main markets with an average increase of more than four percentage points versus 2021. And the Brand also benefitted, with improved scores in 24 of the 25 brand attributes we track.

Profitability has also never been higher, with full year Adjusted EBITDA growth of 41.8% versus 2021 and our highest consolidated EBITDA margin in history. This led to significant cash flow growth as well, and our balance sheet remains very healthy with a net leverage ratio of just 1.0x. Of course, our balance sheet includes the milestone 2029 Sustainability-Linked Bond we issued in May 2022, reinforcing our commitment to ESG by linking greenhouse gas emission reduction targets to our financing strategy.

Finally, we exceeded our restaurant opening and remodeling targets, with 66 new McDonald’s restaurants opening their doors in 2022 and more than 110 Experience of the Future modernizations completed in the year.

Most importantly, 2023 is off to a fast start and we believe the best is yet to come.

¹Excluding the results of the Venezuelan operation except Balance Sheet and Debt Ratio information. For definitions, please refer to page 16 of this document.

Consolidated Results

Consolidated

Figure 1. AD Holdings Inc Consolidated Key Financial Results

(In millions of U.S. dollars, except as noted)

	4Q21 (a)	Currency Translation - Excl. Venezuela (b)	Constant Currency Growth - Excl. Venezuela (c)	Venezuela (d)	4Q22 (a+b+c+d)	% As Reported
Total Restaurants (Units)	2,261				2,312

Sales by Company-operated Restaurants	745.8	(89.0)	312.9	2.5	972.3	30.4%
Revenues from Franchised Restaurants	34.4	(0.3)	12.1	0.2	46.4	34.6%
Total Revenues	780.3	(89.3)	325.0	2.7	1,018.6	30.5%
Systemwide Comparable Sales						37.3%
Adjusted EBITDA	111.4	(0.8)	3.5	0.0	114.1	2.4%
Adjusted EBITDA Margin	14.3%				11.2%	-3.1 p.p.
Net income (loss) attributable to AD	45.6	(2.7)	11.2	0.4	54.5	19.6%
No. of shares outstanding (thousands)	210,478				210,595
EPS (US$/Share)	0.22				0.26

4Q22 = 4Q21 + Currency Translation Excl. Venezuela + Constant Currency Growth Excl. Venezuela + Venezuela). Refer to “Definitions” section for further detail.

Arcos Dorados’ consolidated results may continue to be impacted by Venezuela’s macroeconomic volatility, including the ongoing hyperinflationary environment, which has historically led the Company to record significant non-cash accounting charges to operations in this market. As such, the discussion of the Company’s operating performance continues to be focused on consolidated results that exclude Venezuela.

Notable items in the Adjusted EBITDA reconciliation

Included in Adjusted EBITDA: In the fourth quarter of 2021, Other operating income / (expense) included a $3.7 million credit related to payroll taxes in Brazil and a $5.5 million non-cash positive impact related to the fair value of restaurant businesses contributed to an investment with a sub-franchisee in Mexico.

Excluded from Adjusted EBITDA: In the fourth quarter 2021, the Company incurred $4.8 million in reorganization and optimization expenses within its General & Administrative expenses (G&A), due to its divisional reorganization as of October 2021.

Fourth quarter net income attributable to the Company totaled $54.5 million, compared to net income of $45.6 million in the same period of 2021. Arcos Dorados’ recorded earnings of $0.26 per share in the fourth quarter of 2022 compared to net income of $0.22 per share in the corresponding 2021 period. Total weighted average shares for the fourth quarter of 2022 amounted to 210,594,545 compared to 210,478,322 in the prior year’s quarter.

Consolidated - excluding Venezuela

Figure 2. AD Holdings Inc Consolidated - Excluding Venezuela: Key Financial Results

(In millions of U.S. dollars, except as noted)

	4Q21 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q22 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,159			2,214

Sales by Company-operated Restaurants	743.1	(89.0)	312.9	967.0	30.1%	42.1%
Revenues from Franchised restaurants	34.1	(0.3)	12.1	45.8	34.5%	35.4%
Total Revenues	777.1	(89.3)	325.0	1,012.8	30.3%	41.8%
Systemwide Comparable Sales						35.7%
Adjusted EBITDA	112.4	(0.8)	3.5	115.1	2.3%	3.1%
Adjusted EBITDA Margin	14.5%			11.4%	-3.1 p.p.
Net income (loss) attributable to AD	47.2	(2.7)	11.2	55.7	18.0%	23.7%
No. of shares outstanding (thousands)	210,478			210,595
EPS (US$/Share)	0.22			0.26

Arcos Dorados’ structural competitive advantages in Drive-thru and Delivery, together with the expansion of Digital sales and the continuous recovery in on-premise volume drove strong sales growth. Total revenues in US dollars increased 30.3%, or 41.8% in constant currency, versus the prior year period. Systemwide comparable sales for the fourth quarter rose 35.7%.

The Company’s off-premise channels demonstrated their enduring popularity with guests. Drive-thru and Delivery grew 17% and 52%, respectively, in constant currency in the fourth quarter on top of very strong growth in the prior year. On-premise sales also continued to recover, growing about 48% versus the prior year in constant currency. With that, 42% of systemwide sales in the fourth quarter 2022 were generated in off-premise channels and 58% in the on-premise channels.

Digital, which helps drive sales across all channels, generated 44% of sales in the fourth quarter, reaching $580.0 million, a new quarterly sales record in absolute terms. Full year Digital sales also reached an all-time high of $1.9 billion, up 55% versus the prior year. The incremental nature and continued success of Digital sales support the Company’s long-term approach to generating sustainable revenue growth.

The Company’s App is currently available in 18 markets and over 2,300 restaurants, reaching more than 87 million cumulative downloads by the end of 2022. The App has more than 14 million average monthly active users and, in December, identifiable sales represented 17% of the Company’s total sales.

In addition, Arcos Dorados’ CRM (Customer Relationship Management) platform, with more than 67 million unique registered users by the end of December, continues to grow. The platform provides convenient solutions, combined with insights from the Company’s data analytics capabilities, driving a more personalized experience with a higher guest lifetime value.

Adjusted EBITDA – Excluding Venezuela

4Q22 Adjusted EBITDA Bridge
($ million)

Consolidated Adjusted EBITDA of $115.1 million reflects 21.3% underlying US dollar growth versus the prior year, excluding notable items from the fourth quarter 2021 and adjusting for the final step up in the royalty rate that impacted the fourth quarter 2022.

Consolidated Adjusted EBITDA margin was down 3.1 percentage points versus the prior year quarter. Excluding notable items from the fourth quarter 2021 result and adjusting for the final step up in the royalty rate from the Company’s Master Franchise Agreement with McDonald’s Corporation, the consolidated Adjusted EBITDA margin was down just 90 basis points.

Gross margin remained healthy despite higher Food & Paper (F&P) costs. Payroll expenses rose partly due to the discontinuation of certain government subsidies from 2021. Royalties were higher due to the final step-up in the company’s royalty rate. These effects were partly offset by operating leverage in the Company’s Occupancy & Other Operating expenses as well as its G&A expenses, which improved 120 basis points as a percentage of revenue compared with the prior year period.

Non-operating Results - excluding Venezuela

Arcos Dorados’ non-operating results for the fourth quarter included a $5.9 million loss from non-cash foreign exchange and derivative instruments.

Net interest expense and other financing results was $8.8 million lower year-over-year. The Company recorded an income tax expense of $20.1 million in the fourth quarter, compared to an income tax expense of $23.2 million in the prior-year period.

Fourth quarter net income attributable to the Company totaled $55.7 million, compared to net income of $47.2 million in the prior year period. Earnings per share were $0.26 in the fourth quarter 2022 compared to net income per share of $0.22 in the prior year quarter.

Divisional Results

Brazil Division

Figure 3. Brazil Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	4Q21 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q22 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	1,051			1,084

Total Revenues	298.6	23.4	84.3	406.3	36.1%	28.2%
Systemwide Comparable Sales						21.9%
Adjusted EBITDA	76.1	4.8	0.4	81.2	6.8%	0.5%
Adjusted EBITDA Margin	25.5%			20.0%	-5.5 p.p.

Brazil’s revenues reached $406.3 million, the division’s highest ever for a single quarter. Systemwide comparable sales rose 21.9% versus the prior year, or 3.6x inflation in the period.

Digital sales in Brazil also reached new quarterly and full year records of $328.6 million and $1.1 billion, respectively, up 55% and 60% versus the prior year. By the end of 2022, digital sales represented 52% of systemwide sales in the division.

Marketing campaigns included the launch of eight sandwiches celebrating the FIFA World Cup in October, driving record sales in the month. As the tournament approached, additional marketing campaigns and partnerships with local celebrities and sports personalities helped drive additional sales growth. In addition, Black Friday delivered a historical record in digital sales for a single day, with the McDonald’s App reaching the second position among all downloaded Apps in Brazil. Growth in own digital channels (Mobile Order and Pay and McDelivery) was an impressive 41% versus the prior-year quarter.

Notably, the McDonald’s Brand ended the year with its highest ever brand preference metrics in the country, reflecting the emotional connection the Company is making with its Brazilian guests.

As reported Adjusted EBITDA in the division reached $81.2 million in the quarter, rising 6.8% versus the prior year in US dollars. Ongoing Adjusted EBITDA rose 19.4% in the period, excluding the $3.7 million tax credit from the prior year result and adjusting for the final step-up in the Company’s royalty rate that impacted the fourth quarter 2022. In addition to these factors, margin in the quarter was mostly impacted by higher F&P costs and as well as an increase in Payroll expenses as a percentage of revenue.

North Latin American Division (NOLAD)

Figure 4. NOLAD Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	4Q21 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q22 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	625			638

Total Revenues	209.2	2.7	48.9	260.8	24.7%	23.4%
Systemwide Comparable Sales						19.6%
Adjusted EBITDA	30.2	(0.1)	(2.2)	27.9	-7.6%	-7.4%
Adjusted EBITDA Margin	14.4%			10.7%	-3.7 p.p.

As reported revenues were $260.8 million, up 24.7% in US dollars and 23.4% in constant currency versus the prior year quarter. Systemwide comparable sales rose 19.6% year-over-year, or 3.1x inflation in the period. Mexico, Costa Rica and Puerto Rico contributed strongly to the quarter’s sales growth.

Marketing activities in NOLAD featured menu innovations across the region, with the launch of FIFA World Cup themed sandwiches in Mexico, Panama and Costa Rica. In Mexico, the #McDonaldsMéxicoMeEncanta brand-building campaign partnered with Sergio “Checo” Pérez, the popular Mexican Formula 1 driver with special activations during Mexico’s Grand Prix in October. Also notable in the quarter was Costa Rica’s record sales for a quarter where the Company reinforced its strength in the beef segment with the implementation of Best Burger.

As reported, Adjusted EBITDA reached $27.9 million in the fourth quarter. Ongoing Adjusted EBITDA rose 23.7% in the period, excluding the $5.5 million benefit from the fair value of the restaurant businesses contributed to an investment with a sub-franchisee in Mexico and adjusting for the final step-up in the Company’s royalty rate that impacted the fourth quarter 2022. Also excluding these two factors, the ongoing Adjusted EBITDA margin was flat in the quarter with higher F&P costs offset by operating leverage in all other expense line items.

South Latin American Division (SLAD)

Figure 5. SLAD Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	4Q21 (a)	Currency Translation - Excl. Venezuela (b)	Constant Currency Growth - Excl. Venezuela (c)	Venezuela (d)	4Q22 (a+b+c+d)	% As Reported
Total Restaurants (Units)	585				590

Total Revenues	272.6	(115.4)	191.8	2.7	351.6	29.0%
Systemwide Comparable Sales						75.3%
Adjusted EBITDA	30.5	(13.5)	14.3	0.0	31.3	2.8%
Adjusted EBITDA Margin	11.2%				8.9%	-2.3 p.p.

Figure 6. SLAD Division – Excluding Venezuela: Key Financial Results

(In millions of U.S. dollars, except as noted)

	4Q21 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q22 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	483			492

Total Revenues	269.4	(115.4)	191.8	345.8	28.3%	71.2%
Systemwide Comparable Sales						70.7%
Adjusted EBITDA	31.5	(13.5)	14.3	32.3	2.6%	45.4%
Adjusted EBITDA Margin	11.7%			9.3%	-2.3 p.p.

Revenues in SLAD, excluding Venezuela, increased 28.3% in US dollars, driven by a 70.7% increase in systemwide comparable sales versus the prior year, or 1.6x the division’s blended inflation. All the division’s main markets generated strong topline growth in the quarter.

Most SLAD division markets reached their highest market share levels while also receiving their best ever scores for brand love and affinity. Digital sales grew an outstanding 50% in the quarter and achieved the highest digital penetration to date. Beef and chicken campaigns reinforced the Brand’s value for money proposition as well as its quality and taste perceptions. This included the launch of the “McCrispy Chicken” platform in Colombia and Chile and the “Selecciones McDonald’s” World Cup sandwiches in most markets. Argentina also ran a special edition premium hamburger to celebrate the country’s FIFA World Cup championship as official digital sponsors of the country’s national team.

Adjusted EBITDA reached $32.3 million, compared with $31.5 million in the prior-year quarter. Argentina, Chile and Colombia were the main contributors to the fourth quarter’s result. Adjusted EBITDA grew 11.2%, adjusting for the final step up in the Company’s royalty rate that impacted the quarter. Payroll expenses rose as a percentage of revenue as government programs designed to protect jobs were largely discontinued in the fourth quarter 2021.

New Unit Development

Figure 7. Total Restaurants (eop)*

	December 2022	September 2022	June 2022	March 2022	December 2021
Brazil	1,084	1,077	1,070	1,061	1,051
NOLAD	638	631	628	625	625
SLAD	590	589	588	587	585
TOTAL	2,312	2,297	2,286	2,273	2,261

*Considers Company-operated and franchised restaurants at period-end

Figure 8. Footprint as of December 31, 2022

	Store Type*			Total Restaurants	Ownership		McCafes	Dessert Centers
	FS	IS	MS & FC		Company Operated	Franchised
Brazil	535	92	457	1,084	656	428	123	1976
NOLAD	391	51	196	638	473	165	12	521
SLAD	238	128	224	590	504	86	165	701
TOTAL	1,164	271	877	2,312	1,633	679	300	3,198

FS: Free-Standing; IS: In-Store; MS: Mall Store; FC: Food Court.

Arcos Dorados opened 21 restaurants during the fourth quarter of 2022, including 10 restaurants in Brazil. For the full year, the Company opened 66 restaurants, including 59 free-standing units and 40 restaurants in Brazil. The Company’s restaurant footprint is now made up of 50.4% free-standing units and more than 62% street-facing restaurants, when including in-store locations. This is Latin America’s largest free-standing restaurant portfolio by a wide margin, which provides a structural competitive advantage in nearly all the Company’s main markets given the versatility of the free-standing restaurant format.

During the year the Company also modernized more than 110 existing restaurants to the Experience of the Future (EOTF) format. As of the end of 2022, there were 1,037 EOTF restaurants making up 45% of Arcos Dorados’ total footprint.

Balance Sheet & Cash Flow Highlights

Figure 9. Consolidated Debt and Financial Ratios

(In thousands of U.S. dollars, except ratios)

	December 31,	December 31,
	2022	2021
Cash & cash equivalents (i)	304,396	278,830
Total Financial Debt (ii)	674,401	657,896
Net Financial Debt (iii)	370,005	379,066
Adjusted EBITDA	386,564	271,758
Total Financial Debt / LTM Adjusted EBITDA ratio	1.7	2.4
Net Financial Debt / LTM Adjusted EBITDA ratio	1.0	1.4

(i)	Cash & cash equivalents includes short-term investment.

(ii)	Total financial debt includes short-term debt, long-term debt, accrued interest payable and derivative instruments (including the asset portion of derivatives amounting to $92.9 million and $120.4 million as a reduction of financial debt as of December 31, 2022 and December 31, 2021, respectively).

(iii)	Total financial debt less cash and cash equivalents.

As of December 31, 2022, cash and cash equivalents were $304.4 million and total financial debt (including the value of derivative instruments) was $674.4 million. Net debt (Total Financial Debt minus Cash and cash equivalents) was $370.0 million, down from $379.1 million at the end of 2021.

Net cash generated from operating activities for the full year 2022, totaled $345.4 million, up 34% from last year’s $258.0 million. Cash used in net investing activities totaled $259.6 million, including capital expenditures of $217.1 million. Net cash used in financing activities was $60.0 million.

As mentioned in its first quarter 2022 earnings release, on April 27, 2022, the Company issued a Sustainability-Linked Bond for an aggregate principal amount of $350 million, maturing on May 27, 2029. The proceeds of this liability management transaction were used to re-purchase most of the Company’s outstanding 2023 Senior Notes and to fund a tender offer of $150 million of its outstanding 2027 Senior Notes.

In addition, during the year Arcos Dorados performed certain open market repurchases of its outstanding debt amounting to $18.8 million, through cash generated from operations.

The Net Debt to Adjusted EBITDA leverage ratio was a healthy 1.0x at the end of the year. Importantly, in February 2023, Fitch upgraded the Company’s debt rating to BB+ with a stable outlook, up from BB with a stable outlook. Fitch noted the Company's operating performance and healthy debt profile as reasons for the upgrade. Fitch also emphasized the currency diversification of the Company’s cash flow generation and its positive cash flow outlook for the next few years, despite Fitch’s recent comments related to the challenging operating environment throughout Latin America in 2023.

Recent Developments

2023 Guidance

As announced during its recent Investor Update event, the Company plans to open 75 to 80 restaurants and modernize at least 250 existing restaurants in 2023. Around 90% of the restaurant openings are expected to be free-standing units. Total capital expenditures in 2023 are expected to be about $350 million.

2023 Dividend

On March 14, 2023, the Board of Directors of Arcos Dorados Holdings Inc. approved a cash dividend for 2023. As such, the Company will pay $0.19 per share to all Class A and Class B shareholders of the Company in four installments, as follows: $0.05 per share on March 30, 2023, $0.05 per share on June 28, 2023, $0.05 per share on September 28, 2023, and $0.04 per share on December 27, 2023. The payments will be made to shareholders of record as of March 27, 2023, June 23, 2023, September 25, 2023, and December 22, 2023, respectively.

2023 Annual General Shareholders Meeting (AGM)

On March 10, 2023, the Company’s Board of Directors set the date for its AGM, which will be held on April 28, 2023, in Willemstad, Curaçao, at 3:00pm (local time), for all shareholders of record as of March 31, 2023.

Fourth Quarter 2022 Earnings Webcast

A webcast to discuss the information contained in this press release will be held today, March 15, 2023, at 10:00 a.m. ET. In order to access the webcast, members of the investment community should follow this link Arcos Dorados Fourth Quarter 2022 Results Webcast.

A replay of the webcast will be available later today in the investor section of the Company’s website: www.arcosdorados.com/ir.

Investor Relations Contact Dan Schleiniger VP of Investor Relations Arcos Dorados daniel.schleiniger@mcd.com.uy	Media Contact David Grinberg VP of Corporate Communications Arcos Dorados david.grinberg@mcd.com.uy

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Definitions

Systemwide comparable sales growth: refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer (year-over-year basis). While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues and are indicative of the financial health of our franchisee base.

Constant currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis. To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories: (i) currency translation, (ii) constant currency growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared). (ii) Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation.

Excluding Venezuela basis: due to the ongoing political and macroeconomic uncertainty prevailing in Venezuela, and in order to provide greater clarity and visibility on the Company’s financial and operating overall performance, this release focuses on the results on an “Excluding-Venezuela” basis, which is non-GAAP measure.

Adjusted EBITDA: In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a non-GAAP financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period.

Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating income (expenses), net, and within general and administrative expenses in our statement of income: gains from sale, equity method investments, or insurance recovery of property and equipment; write-offs of property and equipment; impairment of long-lived assets; and reorganization and optimization plan expenses.

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financing results), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. Figures 10 and 11 of this earnings release include a reconciliation for Adjusted EBITDA. For more information, please see Adjusted EBITDA reconciliation in Note 21 – Segment and geographic information – of our financial statements (6-K Form) filed today with the S.E.C.

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories with more than 2,300 restaurants, operated by the Company or by its sub-franchisees, that together employ over 90 thousand people (as of 12/31/2022). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Recipe for the Future to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook and guidance for growth and investments in 2023. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Fourth Quarter and Full Year 2022 Consolidated Results

Figure 10. Fourth Quarter and Full Year 2022 Consolidated Results

(In thousands of U.S. dollars, except per share data)

	For Three-Months ended		For Twelve-Months ended
	December 31,		December 31,
	2022	2021	2022	2021
REVENUES
Sales by Company-operated restaurants	972,261	745,847	3,457,491	2,543,907
Revenues from franchised restaurants	46,362	34,447	161,411	116,034
Total Revenues	1,018,623	780,294	3,618,902	2,659,941
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(346,489)	(258,536)	(1,227,293)	(899,077)
Payroll and employee benefits	(181,733)	(133,114)	(668,764)	(482,608)
Occupancy and other operating expenses	(259,608)	(206,943)	(967,690)	(772,169)
Royalty fees	(60,769)	(38,881)	(194,522)	(131,401)
Franchised restaurants - occupancy expenses	(17,984)	(13,306)	(68,028)	(50,627)
General and administrative expenses	(70,091)	(63,069)	(239,263)	(210,909)
Other operating income / (expense), net	(434)	11,323	11,080	26,369
Total operating costs and expenses	(937,108)	(702,526)	(3,354,480)	(2,520,422)
Operating income	81,515	77,768	264,422	139,519
Net interest expense and other financing results	(1,010)	(9,811)	(43,750)	(49,546)
(Loss) / Gain from derivative instruments	(5,232)	1,007	(10,490)	(5,183)
Foreign currency exchange results	(297)	(99)	16,501	(9,189)
Other non-operating (expenses) / income, net	(238)	(35)	(287)	2,185
Income before income taxes	74,738	68,830	226,396	77,786
Income tax expense	(20,065)	(23,183)	(85,476)	(31,933)
Net income	54,673	45,647	140,920	45,853
Net income attributable to non-controlling interests	(181)	(85)	(577)	(367)
Net income attributable to Arcos Dorados Holdings Inc.	54,492	45,562	140,343	45,486
Earnings per share information ($ per share):
Basic net income per common share	$ 0.26	$ 0.22	$ 0.67	$ 0.22
Weighted-average number of common shares outstanding-Basic	210,594,545	210,478,322	210,552,173	210,386,761
Adjusted EBITDA Reconciliation
Operating income	81,515	77,768	264,422	139,519
Depreciation and amortization	30,843	29,200	119,777	120,394
Operating charges excluded from EBITDA computation	1,697	4,418	2,365	11,845
Adjusted EBITDA	114,055	111,386	386,564	271,758
Adjusted EBITDA Margin as % of total revenues	11.2%	14.3%	10.7%	10.2%

Fourth Quarter and Full Year 2022 Consolidated Results – Excluding Venezuela

Figure 11. Fourth Quarter and Full Year 2022 Consolidated Results - Excluding Venezuela

(In thousands of U.S. dollars, except per share data)

	For Three-Months ended		For Twelve-Months ended
	December 31,		December 31,
	2022	2021	2022	2021
REVENUES
Sales by Company-operated restaurants	966,998	743,081	3,440,851	2,536,610
Revenues from franchised restaurants	45,786	34,051	159,450	114,994
Total Revenues	1,012,784	777,132	3,600,301	2,651,604
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(345,321)	(257,540)	(1,222,286)	(896,853)
Payroll and employee benefits	(180,897)	(132,664)	(665,648)	(481,459)
Occupancy and other operating expenses	(257,172)	(205,498)	(959,790)	(768,358)
Royalty fees	(60,769)	(38,881)	(194,522)	(131,401)
Franchised restaurants - occupancy expenses	(17,744)	(13,158)	(67,407)	(50,258)
General and administrative expenses	(68,615)	(61,759)	(234,644)	(207,327)
Other operating income / (expense), net	816	11,628	13,386	27,810
Total operating costs and expenses	(929,702)	(697,872)	(3,330,911)	(2,507,846)
Operating income	83,082	79,260	269,390	143,758
Net interest expense and other financing results	(1,010)	(9,812)	(43,751)	(49,551)
(Loss) / Gain from derivative instruments	(5,232)	1,007	(10,490)	(5,183)
Foreign currency exchange results	(690)	16	15,947	(9,301)
Other non-operating (expenses) / income, net	(238)	(35)	(285)	2,188
Income before income taxes	75,912	70,436	230,811	81,911
Income tax expense	(20,059)	(23,178)	(85,476)	(31,912)
Net income	55,853	47,258	145,335	49,999
Net income attributable to non-controlling interests	(181)	(85)	(577)	(367)
Net income attributable to Arcos Dorados Holdings Inc.	55,672	47,173	144,758	49,632
Earnings per share information ($ per share):
Basic net income per common share	$ 0.26	$ 0.22	$ 0.69	$ 0.24
Weighted-average number of common shares outstanding-Basic	210,594,545	210,478,322	210,552,173	210,386,761
Adjusted EBITDA Reconciliation
Operating income	83,082	79,260	269,390	143,758
Depreciation and amortization	30,576	28,851	118,712	119,587
Operating charges excluded from EBITDA computation	1,408	4,314	2,002	11,696
Adjusted EBITDA	115,066	112,425	390,104	275,041
Adjusted EBITDA Margin as % of total revenues	11.4%	14.5%	10.8%	10.4%

Fourth Quarter and Full Year 2022 Results by Division

Figure 12. Fourth Quarter and Full Year 2022 Consolidated Results by Division

(In thousands of U.S. dollars)

	4Q				FY
	For Three-Months ended		as	Constant	For Twelve-Months ended		as	Constant
	December 31,		reported	Currency	December 31,		reported	Currency
	2022	2021	Incr/(Decr)%	Incr/(Decr)%	2022	2021	Incr/(Decr)%	Incr/(Decr)%
Revenues
Brazil	406,259	298,561	36.1%	28.2%	1,429,105	1,002,781	42.5%	36.2%
NOLAD	260,759	209,171	24.7%	23.4%	920,189	780,866	17.8%	19.8%
SLAD	351,605	272,562	29.0%	74.5%	1,269,608	876,294	44.9%	79.2%
SLAD - Excl. Venezuela	345,766	269,400	28.3%	71.2%	1,251,007	867,957	44.1%	76.4%
TOTAL	1,018,623	780,294	30.5%	43.1%	3,618,902	2,659,941	36.1%	45.6%
TOTAL - Excl. Venezuela	1,012,784	777,132	30.3%	41.8%	3,600,301	2,651,604	35.8%	44.5%

Operating Income (loss)
Brazil	67,319	60,787	10.7%	4.1%	186,862	117,887	58.5%	51.4%
NOLAD	19,126	22,241	-14.0%	-13.4%	61,832	48,785	26.7%	31.6%
SLAD	23,379	22,413	4.3%	71.5%	107,520	48,614	121.2%	206.9%
SLAD - Excl. Venezuela	24,946	23,905	4.4%	61.1%	112,488	52,853	112.8%	190.1%
Corporate and Other	(28,309)	(27,673)	-2.3%	-33.4%	(91,792)	(75,767)	-21.2%	-44.1%
TOTAL	81,515	77,768	4.8%	8.1%	264,422	139,519	89.5%	102.7%
TOTAL - Excl. Venezuela	83,082	79,260	4.8%	6.2%	269,390	143,758	87.4%	99.5%

Adjusted EBITDA
Brazil	81,238	76,056	6.8%	0.5%	242,346	175,603	38.0%	31.8%
NOLAD	27,882	30,175	-7.6%	-7.4%	95,290	85,323	11.7%	15.1%
SLAD	31,317	30,478	2.8%	50.2%	134,253	77,573	73.1%	123.6%
SLAD - Excl. Venezuela	32,328	31,517	2.6%	45.4%	137,793	80,856	70.4%	119.4%
Corporate and Other	(26,382)	(25,323)	-4.2%	-35.5%	(85,325)	(66,741)	-27.8%	-51.8%
TOTAL	114,055	111,386	2.4%	4.0%	386,564	271,758	42.2%	47.9%
TOTAL - Excl. Venezuela	115,066	112,425	2.3%	3.1%	390,104	275,041	41.8%	47.6%

Figure 13. Average Exchange Rate per Quarter*

	Brazil	Mexico	Argentina
4Q22	5.26	19.67	162.20
4Q21	5.58	20.74	100.47
* Local $ per 1 US$

Summarized Consolidated Balance Sheets

Figure 14. Summarized Consolidated Balance Sheets

(In thousands of U.S. dollars)

	December 31,	December 31,
	2022	2021
ASSETS
Current assets
Cash and cash equivalents	266,937	278,830
Short-term investment	37,459	—
Accounts and notes receivable, net	124,273	82,180
Other current assets (1)	196,873	179,106
Derivative instruments	58,821	—
Total current assets	684,363	540,116
Non-current assets
Property and equipment, net	856,085	743,533
Net intangible assets and goodwill	54,569	38,808
Deferred income taxes	87,972	67,802
Derivative instruments	34,088	120,371
Equity method investments	14,708	13,105
Leases right of use assets, net	820,683	763,580
Other non-current assets (2)	84,162	73,942
Total non-current assets	1,952,267	1,821,141
Total assets	2,636,630	2,361,257
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	353,468	269,215
Taxes payable (3)	146,682	137,362
Accrued payroll and other liabilities	115,327	89,923
Other current liabilities (4)	21,280	15,933
Provision for contingencies	2,272	2,140
Interest payable	7,906	11,383
Financial debt (5)	29,566	12,787
Operating lease liabilities	82,911	79,120
Total current liabilities	759,412	617,863
Non-current liabilities
Accrued payroll and other liabilities	28,781	21,900
Provision for contingencies	42,567	31,946
Financial debt (6)	729,838	754,097
Deferred income taxes	3,931	7,170
Operating lease liabilities	747,674	707,119
Total non-current liabilities	1,552,791	1,522,232
Total liabilities	2,312,203	2,140,095
Equity
Class A shares of common stock	389,393	388,369
Class B shares of common stock	132,915	132,915
Additional paid-in capital	9,206	10,101
Retained earnings	424,936	316,180
Accumulated other comprehensive losses	(613,460)	(607,768)
Common stock in treasury	(19,367)	(19,367)
Total Arcos Dorados Holdings Inc shareholders’ equity	323,623	220,430
Non-controlling interest in subsidiaries	804	732
Total equity	324,427	221,162
Total liabilities and equity	2,636,630	2,361,257

(1)	Includes "Other receivables", "Inventories", "Prepaid expenses and other current assets", and "McDonald's Corporation's indemnification for contingencies".

(2)	Includes "Miscellaneous", "Collateral deposits", and "McDonald’s Corporation indemnification for contingencies".

(3)	Includes "Income taxes payable" and "Other taxes payable".

(4)	Includes "Royalties payable to McDonald’s Corporation".

(5)	Includes "Current portion of “short-term debt”, “long-term debt" and "Derivative instruments”.

(6)	Includes "Long-term debt, excluding current portion" and "Derivative instruments".

Thank you!